===============================================================================


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                                  May 17, 2006

                             Commission File Number:

                                  MetroGAS S.A.
             (Exact name of registrant as specified in its charter)

                                    MetroGAS
                 (Translation of registrant's name into English)

                         Gregorio Araoz de Lamadrid 1360
                       (C1267AAB) Buenos Aires, Argentina
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:
              Form 20-F   X                         Form 40-F
                                                              ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
             Yes                                       No   X
                ---                                       ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
             Yes                                       No   X
                ---                                       ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
            Yes                                       No   X
                ---                                       ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                   -----

================================================================================

                                  MetroGAS S.A.
                                TABLE OF CONTENTS

Item
----

1. Press Release dated May 17, 2006, announcing the closing of the restructuring of approximately 95% of MetroGAS' existing unsecured financial indebtedness pursuant to its restructuring offer.

[GRAPHIC OMITTED]
www.metrogas.com                                                        Item 1.
----------------

FOR IMMEDIATE RELEASE

For more information please contact:

MetroGAS S.A.                                         D'Longueil Consulting, New York
Eduardo Villegas Contte, Chief Financial Officer      Lucia Domville
(evillega@metrogas.com.ar)                            (ldomville@nyc.rr.com)
(5411) 4309-1434                                      (917) 375-1984
Pablo Boselli, Financial Manager
(pboselli@metrogas.com.ar)
(5411) 4309-1511


      METROGAS ANNOUNCES THE CLOSING OF THE RESTRUCTURING OF APPROXIMATELY
      95% OF ITS EXISTING UNSECURED FINANCIAL INDEBTEDNESS PURSUANT TO ITS
                              RESTRUCTURING OFFER
      --------------------------------------------------------------------

     BUENOS AIRES, May 17, 2006 - MetroGAS S.A. (BASE: metr; NYSE: MGS) (the "Company") announced that it had closed today on an out-of-court basis the restructuring (the "Restructuring") of U.S.$93,808,000 principal amount (approximately 94%) of its 9-7/8% Series A Notes due 2003 (the "Series A Notes"), euros 95,143,000 principal amount (approximately 87%) of its 7.375% Series B Notes due 2002 (the "Series B Notes"), U.S.$130,000,000 principal amount (100%) of its Floating Rate Series C Notes due 2004 (the "Series C Notes" and, together with the Series A Notes and the Series B Notes, the "Existing Notes") and U.S.$50,000,000 (100%) and Ps. 44,060,576 (100%) principal amount of its other unsecured financial indebtedness (the "Existing Bank Debt" and, together with the Existing Notes, the "Existing Debt") pursuant to its solicitations (including its solicitation in Italy) of powers of attorney authorizing, among other things, the out-of-court sale on behalf of such holders of the Existing Debt for cash and/or the exchange on behalf of such holders of the Existing Debt for new securities (the "Solicitations").

     The Company also announced that, as part of the Restructuring and as contemplated by the Solicitations, it had issued in exchange for Existing Debt Series 1 Notes aggregating U.S.$236,285,638 in principal amount, U.S. dollar-denominated Series 2 Notes aggregating U.S.$6,254,764 in principal amount and euro-denominated Series 2 Notes aggregating euros 26,070,450 in principal amounts and had made payments aggregating U.S.$105,608,444.71 to repurchase Existing Debt tendered into or reallocated to the cash option under the Solicitations and U.S.$19,090,493.96 and euros 469,268.10 in respect of interest that would have accrued on the Series 1 Notes and the Series 2 Notes through December 30, 2005 had they been issued on January 1, 2005.

     The Company further announced that, after giving effect to the issuance of the Series 1 Notes and Series 2 Notes and the retirement of the Existing Debt that had been exchanged for Series 1 Notes and Series 2 Notes or repurchased by the Company, the Company's unsecured financial indebtedness aggregated the equivalent of U.S.$299,700,226 (including the equivalent of U.S.$23,693,187 principal amount of the Existing Debt the holders of which have not participated in the Restructuring) based on exchange rates on May 11, 2006.

     THIS PRESS RELEASE IS NOT AN OFFER IN ANY JURISDICTION, INCLUDING THE UNITED STATES AND ITALY, OF ANY OF THE SECURITIES THAT HAVE BEEN ISSUED. NONE OF THE SECURITIES THAT HAVE BEEN ISSUED MAY BE SOLD (A) IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR (B) IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. THE COMPANY HAS NOT


REGISTERED UNDER THE SECURITIES ACT ANY OF THE SECURITIES THAT HAVE BEEN ISSUED.

The Settlement Agent for the Solicitation outside Argentina is JPMorgan Chase Bank, N.A. and its telephone and fax number are +1 (212) 623-5136 and +1 (212) 623-6216, respectively. The Settlement Agent for the Solicitation inside Argentina is JPMorgan Chase Bank, N.A., Sucursal Buenos Aires, and its telephone/fax number is (54 11)-4348-3475/4325-8046.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date:    May 12, 2006


                                             MetroGAS S.A.

                                             By:  /s/ Eduardo Villegas
                                                  --------------------
                                                  Name: Eduardo Villegas
                                                  Title: Chief Financial Officer